UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-32500

TRX Gold Corporation
(Translation of registrant's name into English)

277 Lakeshore Road East, Suite 403
Oakville, Ontario Canada L6J 6J3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Explanatory Note

TRX Gold Corp. (the “Company”) is filing this Form 6-K to report the results of its Annual Meeting through a press release entitled “TRX Gold Reports 2026 Annual Meeting Voting Results”.

Exhibit 99.1 attached hereto is hereby incorporated by reference to the Company’s Registration Statements on Form F-10 (Registration Statement File Number 333-283907) and on Form S-8 (Registration Statement File Numbers: 333-234078 and 333-291126) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Document

99.1	Press release entitled "TRX Gold Reports 2026 Annual Meeting Voting Results."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

Date: March 9, 2026	/s/ MICHAEL LEONARD
Michael Leonard
Chief Financial Officer